FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For: June 13 - 30, 2005

Platinum Group Metals Ltd.

(SEC File No. 0-30306)

Suite 328 – 550 Burrard Street, Vancouver BC, V6C 2B5, CANADA

Address of Principal Executive Office

The registrant files annual reports under cover:

Form 20-F  X

                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 6, 2005

   “R. Michael Jones”

R. MICHAEL JONES

President, Director

FORM 53-901F

MATERIAL CHANGE REPORT

UNDER SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA)

AND SECTION 118(1) OF THE SECURITIES ACT (ALBERTA)

Item 1.

Reporting Issuer

PLATINUM GROUP METALS LTD.

328 - 550 Burrard Street Vancouver BC, V6C 2B5

Telephone:

(604) 899-5450     Facsimile:

(604) 484-4710

Item 2.

Date of Material Change

June 28, 2005

Item 3.

Press Release

The Issuer issued a press release at Vancouver, BC dated June 28, 2005 to the TSXV.

Item 4.

Summary of Material Change

Platinum Group Metals Ltd. (PTM-TSXV) announces assay results from drill intercepts which confirm the high grade nature of the resource area. The new results allow for expansion of the resource area within the Western Bushveld Joint Venture ("WBJV").

Item 5.

Full Description of Material Change

See News Release dated June 28, 2005.

Item 6.

Reliance on Section 85(2) of the Act (British Columbia) And Section 118(2) of the Act (Alberta)

N/A

Item 7.

Omitted Information

N/A

Item 8.

Senior Officers

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

R. Michael Jones, President & CEO

Phone: (604) 899-5450

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein. Dated at Vancouver, British Columbia this 5th day of July, 2005.

Platinum Group Metals Ltd.

"R. Michael Jones"

R. Michael Jones, President & CEO

Platinum Group Metals Ltd.

MATERIAL CHANGE REPORT

328 - 550 Burrard Street, Vancouver BC, V6C 2B5

Platinum Group Metals Ltd.

Suite 328 - 550 Burrard Street, Vancouver V6C 2B5

Telephone: (604) 899-5450 Fax: (604) 484-4710

E-mail: info@platinumgroupmetals.net	Web Site: www.platinumgroupmetals.net	PTM:TSX; PTMQF:OTCBB SEC Form 20F, File No. 0-30306
No.05-109	News Release	June 28, 2005

Western Bushveld Joint Venture Drilling Expands Reef Areas and Returns High Grades

Platinum Group Metals Ltd. (PTM-TSX; PTMQF-OTCBB) announces assay results from drill intercepts which confirm the high grade nature of the resource area. The new results allow for expansion of the resource area within the Western Bushveld Joint Venture ("WBJV"). The targets for exploration and development continue to be within the well known rock layers of the "Merensky Reef" and "UG2 reefs" which produce the bulk of the world's platinum production.

Highlights of new intercepts on the Merensky Reef include:

WBJV-02-D0 6.41 grams per tonne (g/t) platinum, palladium and gold (2E+Au) cut to a 1.0 metre mining width

WBJV-06-D0 15.02 g/t (2E+Au) cut to a 1.0 metre mining width

ELN-06-D2  7.24 g/t (3E+Au) at 1.46 metres mining width

The WBJV holes specifically highlighted above are from PTM's ongoing drilling program and are located on the outer edge of the previous resource area and as a result of their area of influence, add to the area for consideration in a resource update. ELN06 is within the resource and is from a re-analysis of earlier drilling that was not considered in the initial resource calculation announced April 14, 2005 of 4.74 M (3E+Au) ounces inferred included 15Mt grading 7.92 g/t 3E+Au on the Merensky Reef. The previous resource was calculated principally from 9 intercepts with a minimum mining cut of 1 meter.

The average Merensky Reef grade derived now from all available 27 intercepts is 7.80 g/t platinum, palladium, rhodium, and gold (3E+Au) calculated over a mean thickness cut of 1.20 metres. For perspective the BRPM Platinum Mine immediately adjoining the WBJV has a published reserve grade of 4.87 g/t 3E+ Au with approximately a 1 meter mining width. The average WBJV grade includes the new holes where the Merensky Reef was successfully intercepted by PTM, new results on the historically drilled core, and the holes in the earlier resource calculation.  The rhodium values for the PTM holes are still outstanding and will add slightly to the average value. The platinum group element ratio averages of the new intercepts on the Merensky Reef average 64% platinum, 30% palladium, 2% rhodium (est.), and 4 % gold. This is consistent with the platinum ratio in the Western Bushveld generally and confirms PTM's earlier estimates.

PTM has completed 27 boreholes totalling 10,000 metres and results from 13 holes (6,976 metres) are hereby reported. The new results reported have the same general distributions of grades and thickness and geological losses as included in the previous resource estimate, and they enlarge the area to be considered for resources.

Drilling completed by PTM in the past few days has not been sampled but confirms that the Merensky Reef and UG2 Reef extend for a further 3.1 kilometres along strike beyond the initial resource area. The results from the further drilling on strike are expected to be received shortly so that they can be considered in the ongoing project scoping study currently underway. A scoping study is an initial engineering study and economic model to develop concepts for project development.

"We are very pleased with the initial drilling results confirming the excellent tonnes, grade, and depth profile of the deposit and opening up of the area to the northwest along strike and near to surface" said John Gould,

Managing Director with PTM RSA (Pty) Ltd, the wholly-owned subsidiary of PTM-TSX. Mr. Gould has experience in platinum mining at the Amandelbult Platinum mine to the north of the PTM project.

PTM and Anglo Platinum each hold a 37% interest in the joint venture, with BEE partner Africa Wide Mining holding 26%. PTM is the project operator. Anglo Platinum is the world leader in platinum. Drilling is continuing with four machines.

Technical Details

A total of 35 potential pierce points (boreholes and deflections) have been completed and assayed by PTM and Anglo Platinum's work on the Merensky Reef. To date, twenty seven pierce points or 77% intersected reef successfully and eight or 23% intersected minor faulting or cross cutting features that prevented reef evaluation.  A geological loss factor of 30% was used in the previous resource evaluation.  A total of 7 intercepts (26%) are at a grade of 10g/t 3E plus gold or higher over a 1metre mining cut or better. Thirteen intercepts (48%) are above a grade of 6g/t 3E plus gold and 21 of the intersections (78%) are above a grade of 3g/t 3E plus gold. This distribution is as expected from a deposit of this type.

The Western Bushveld Joint Venture Project covers a total of 67 square kilometres and the initial resource covers approximately 15% of the mineral rights area. Hole WBJV-09-D1 is located 3.1 kilometres northwest along strike from the known resource and intersected 3.25 g/t 2E +Au over 0.44 metres at 265 metres below surface on the Merensky Reef. This hole combined with holes WBJV-20, WBJV-25 with near surface reefs and assays pending, and FG-34-D7 with 13.5 g/t 3E+Au over 1.07 meters, 2 kilometres from the resource area, all confirm the considerable expansion potential.

An updated resource calculation over a larger area than previously considered is underway.

Holes WBJV 3,4,5,7 and 11 intersected small scale faults with 2 to 5 metre offsets or small dykes that prevented the reef layer from being intersected and evaluated. The size of fault offsets or disruptions are clearly visible from the marker layers above and below the Merensky Reef and/or the position of the UG2 Reef that was intersected. The Merensky Reef is the focus of PTM's current exploration and development plans although the well developed UG2 intercepts, within 200 metres of surface, drilled in the last few days, with assays pending may provide a rationale to look more closely at the UG2 as well.

A table of the significant reef intercepts to date on the Western Bushveld is shown attached. See website for plan (www.platinumgroupmetals.net).

Qualified Person and Quality Control and Assurance

Mr. Willie Visser is acting as the Qualified Person, "QP" for Platinum Group Metals (RSA) (Pty) Ltd., "PTM RSA" a wholly owned subsidiary of PTM, for this release. He is registered with the SACNASP (South African Council for Natural Scientific Professions) (Registration No. 400279/04). Mr. Visser is the Exploration Manager for PTM RSA with 15 years experience as a geologist, including senior Resource Manager experience. Information on regional deposits has been acquired from public information and is believed to be reliable. Samples were analyzed for Au (ppb), Pt (ppb) and Pd (ppb) Rh (ppb) by standard fire assay with an ICP finish (Inductively Coupled Plasma). The samples were assayed at Genalysis Laboratories Services Pty Ltd in Perth Australia, ALS Chemex in Johannesburg and Set-Point Labs in Johannesburg. PTM employs a rigorous quality control program which includes insertion of blanks, duplicates and certified reference materials in the assay stream once in every 15 or fewer samples. This is in addition to internal quality control measures undertaken by the contracted analytical facilities.

About PTM

PTM is based in Vancouver, Canada and Johannesburg, South Africa. The Company is listed on the TSX in Toronto and is focussed on driving platinum resources to development. The focus of the Company is platinum in South Africa particularly the Western Bushveld Joint Venture with Anglo Platinum with 4.74 Million ounces of platinum, palladium rhodium and gold in resources. PTM is the operator of the Western Bushveld Joint Venture with partners Anglo Platinum and Africa Wide mining. The Company also holds a 70% option interest in the War Springs platinum project in the North Limb of the Bushveld Complex of South Africa and interest in a large mineral rights position in the only platinum-palladium mine area in Canada.

On behalf of the Board of

Platinum Group Metals Ltd.

"R. Michael Jones"

President and Director

[See drill results table attached.]

Merensky Reef
Inter-section No.	Borehole No.	Defl. (*1)	New (*2)	Reef (*3)	Comment (*4)	Facies	From (m)	Interval (m)	Pt (ppb)	Pd (ppb)	Rh (ppb)	Au (ppb)	4E (g/t)	4E (cmgt)	Assay Method (*5)	X Coordinate UTM (*6)	Y Coordinate UTM (*6)
1	FG02	D2	RR	MR	Pass	Htz	519.56	2.50					18.69	4673	4	9268.620	-2812035.890
2	WBJV06	D0	New	MR	Pass	Htz	459.98	1.00	10051	4525	-	448	15.02	1502	2	8608.128	-2813259.832
3	FG34	D9	PR	MR	Pass	FPP	889.70	1.07	9555	2881	971	97	13.50	1464	4	6890.892	-2809868.915
4	WBJV06	D1	New	MR	Pass	Htz	456.41	1.00	8483	4252	-	555	13.29	1329	2	8608.128	-2813259.832
5	FG02	D0	RR	MR	Pass	Htz	519.47	1.97					13.21	2602	4	9268.620	-2812035.890
6	ELN01	D3	RR	MR	Pass	Htz	490.91	1.00					12.82	1282	4	9866.310	-2812667.580
7	ELN12	D2	RR	MR	Pass	Htz	334.61	2.14					11.51	2464	4	8892.174	-2813404.000
8	ELN01	D0	RR	MR	Pass	Htz	490.53	1.00					8.08	808	4	9866.310	-2812667.580
9	ELN12	D1	RR	MR	Pass	Htz	334.71	2.03					7.93	1611	4	8892.174	-2813404.000
10	ELN06	D2	New	MR	Pass	Htz	400.57	1.46	1314	3873	1783	272	7.24	1057	4	9219.720	-2812880.870
11	FG33	D0	RR	MR	Pass	Pxnt	395.10	1.00					6.83	683	4	9664.449	-2813583.619
12	FG34	D7	PR	MR	Pass	FPP	890.20	1.23	4111	1789	299	325	6.52	848	4	6890.892	-2809868.915
13	WBJV02	D0	New	MR	Pass	FPP	464.74	1.00	4054	1948	-	406	6.41	641	2	8573.092	-2812564.088
14	FG30	D3	RR	MR	Pass	CR	505.80	1.00					5.38	538	4	8622.793	-2811718.804
15	FG31	D0	RR	MR	Pass	FPP	335.50	1.00					5.30	530	4	7781.225	-2811039.799
16	WBJV01	D2	New	MR	Pass	FPP	441.16	1.00	3058	1392	-	276	4.73	473	2	8855.941	-2812165.626
17	WBJV01	D0	New	MR	Pass	FPP	447.65	1.00	2854	1307	-	171	4.33	433	2	8855.941	-2812165.626
18	WBJV08	D1	New	MR	Pass	Pxnt	239.67	1.00	2310	1299	32	547	4.19	419	2	8072.823	-2813337.816
19	WBJV02	D1	New	MR	Pass	FPP	458.84	1.00	2029	1252	-	180	3.46	346	2	8573.092	-2812564.088
20	FG30	D0	RR	MR	Pass	CR	505.30	1.00					3.28	328	4	8622.793	-2811718.804
21	FG29	D1	RR	MR	Pass	CR	468.70	1.00					3.24	324	4	9749.469	-2812950.226
22	WBJV08	D0	New	MR	Pass	Pxnt	243.00	1.00	1472	691	-	127	2.29	229	2	8072.823	-2813337.816
23	WBJV10	D1	New	MR	Pass	FPP	421.42	1.00	1312	523	74	143	2.05	205	2	9358.783	-2813598.879
24	FG29	D0	RR	MR	Pass	CR	467.70	1.00					1.97	197	4	9749.469	-2812950.226
25	WBJV14	D0	New	MR	Pass	Pxnt	235.65	1.00	926	328	22	73	1.35	135	2	8511.950	-2813841.210
26	WBJV09	D1	New	MR	Pass	Htz	265.07	1.00	655	342	-	19	1.02	102	2	5733.700	-2811297.983
27	WBJV12	D0	New	MR	Pass	Pxnt	64.22	1.00	340	143	0	2	0.49	49	2	7999.966	-2814091.185

28	WBJV10	D0	New	MR	Not Recognized	FPP	426.82	1.00	56	26	0	0	0.08	8	2	9358.783	-2813598.879
29	ELN11	D0	New	MR	Disturbed	CR	198.82	-	-	-	-	-	-	-	4	9072.615	-2813762.491
30	WBJV03	D0	New	MR	Faulted	-	-	-	-	-	-	-	-	-	2	9215.668	-2812492.532
31	WBJV04	D0	New	MR	Faulted	-	-	-	-	-	-	-	-	-	2	8971.993	-2813587.188
32	WBJV05	D0	New	MR	Faulted	-	-	-	-	-	-	-	-	-	2	8309.380	-2812942.636
33	WBJV07	D0	New	MR	Disturbed	CR	245.71	-	-	-	-	-	-	-	2	8322.021	-2813639.167
34	WBJV09	D0	New	MR	Rejected	Htz	-	-	-	-	-	-	-	-	2	5733.700	-2811297.983
35	WBJV11	D0	New	MR	Disturbed	CR	382.11	-	-	-	-	-	-	-	2	8275.241	-2813317.472

Explanation to Table
*1: Defl. Reads Deflection, which is a secondary hold drilled out of the the mother hole
*2: New is an indication of the new and additional information in addition to the information used for the Resource calculation {RR = Resource Report, PR = Press Released and New = New Data]
*3: Reef shows MR which indicates Merensky Reef
*4: Within the Comments, pass means that the QA/QC is passed, Faulted means that the Reef was displaced by a geological fault
Disturbed means that the reef is present but not of a quality so as to pass a QA test
*5 Assay Method indicates that either a 4, 3 or 2 PGM + Gold assay technique
*6:The cordinate system is the WG29 local grid system.

For furtherinformation contact:
R. Michael Jones, President or John Foulkes, Manager Corporate Development Platinum Group Metals Ltd., Vancouver Tel: (604) 899-5450 / Toll Free: (866) 899-5450	Larry Roth Roth Investor Relations, NJ Tel: (732) 792-2200

The TSX has not reviewed and does not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

Note to U.S. Investors: Investors are urged to consider closely the disclosure in our Form 20F, File No. 0-30306, available at our office:  Suite 328-550 Burrard Street, Vancouver BC, Canada, V6C 2B5 or from the SEC: 1(800) SEC-0330.

Platinum Group Metals Ltd.

Suite 328 - 550 Burrard Street, Vancouver V6C 2B5

Telephone: (604) 899-5450 Fax: (604) 484-4710

E-mail: info@platinumgroupmetals.net	Web Site: www.platinumgroupmetals.net	PTM:TSX; PTMQF:OTCBB SEC Form 20F, File No. 0-30306
No.05-110	News Release	June 28, 2005

Amendment to table header in news release of June 28, 2005

Platinum Group Metals Ltd. (PTM-TSX; PTMQF-OTCBB) has noted an error in the table header of its news release of earlier today detailing the results of drilling completed and sampled on the Merensky Reef.  Although the reported grams per tonne are correct, where the table header describes the splits for Pt, Pd, Rh and Au, the unit of measurement should clearly have read "ppb", not "ppm".  This has been corrected.  The Company has also taken this opportunity to improve the clarity of the legend for the column named "Assay Method".  All other data in the table remains unchanged.  See corrected table attached.

On behalf of the Board of

Platinum Group Metals Ltd.

"R. Michael Jones"

President and Director

[See corrected drill results table attached.]

Correction to table headings and legend;

Merensky Reef
Inter-section No.	Borehole No.	Defl. (*1)	New (*2)	Reef (*3)	Comment (*4)	Facies	From (m)	Interval (m)	Pt (ppb)	Pd (ppb)	Rh (ppb)	Au (ppb)	Total (g/t)	Total (cmgt)	Assay Method (*5)	X Coordinate UTM (*6)	Y Coordinate UTM (*6)
1	FG02	D2	RR	MR	Pass	Htz	519.56	2.50					18.69	4673	4	9268.620	-2812035.890
2	WBJV06	D0	New	MR	Pass	Htz	459.98	1.00	10051	4525	-	448	15.02	1502	3	8608.128	-2813259.832
3	FG34	D9	PR	MR	Pass	FPP	889.70	1.07	9555	2881	971	97	13.50	1464	4	6890.892	-2809868.915
4	WBJV06	D1	New	MR	Pass	Htz	456.41	1.00	8483	4252	-	555	13.29	1329	3	8608.128	-2813259.832
5	FG02	D0	RR	MR	Pass	Htz	519.47	1.97					13.21	2602	4	9268.620	-2812035.890
6	ELN01	D3	RR	MR	Pass	Htz	490.91	1.00					12.82	1282	4	9866.310	-2812667.580
7	ELN12	D2	RR	MR	Pass	Htz	334.61	2.14					11.51	2464	4	8892.174	-2813404.000
8	ELN01	D0	RR	MR	Pass	Htz	490.53	1.00					8.08	808	4	9866.310	-2812667.580
9	ELN12	D1	RR	MR	Pass	Htz	334.71	2.03					7.93	1611	4	8892.174	-2813404.000
10	ELN06	D2	New	MR	Pass	Htz	400.57	1.46	1314	3873	1783	272	7.24	1057	4	9219.720	-2812880.870
11	FG33	D0	RR	MR	Pass	Pxnt	395.10	1.00					6.83	683	4	9664.449	-2813583.619
12	FG34	D7	PR	MR	Pass	FPP	890.20	1.23	4111	1789	299	325	6.52	848	4	6890.892	-2809868.915
13	WBJV02	D0	New	MR	Pass	FPP	464.74	1.00	4054	1948	-	406	6.41	641	3	8573.092	-2812564.088
14	FG30	D3	RR	MR	Pass	CR	505.80	1.00					5.38	538	4	8622.793	-2811718.804
15	FG31	D0	RR	MR	Pass	FPP	335.50	1.00					5.30	530	4	7781.225	-2811039.799
16	WBJV01	D2	New	MR	Pass	FPP	441.16	1.00	3058	1392	-	276	4.73	473	3	8855.941	-2812165.626
17	WBJV01	D0	New	MR	Pass	FPP	447.65	1.00	2854	1307	-	171	4.33	433	3	8855.941	-2812165.626
18	WBJV08	D1	New	MR	Pass	Pxnt	239.67	1.00	2310	1299	32	547	4.19	419	3	8072.823	-2813337.816
19	WBJV02	D1	New	MR	Pass	FPP	458.84	1.00	2029	1252	-	180	3.46	346	3	8573.092	-2812564.088
20	FG30	D0	RR	MR	Pass	CR	505.30	1.00					3.28	328	4	8622.793	-2811718.804
21	FG29	D1	RR	MR	Pass	CR	468.70	1.00					3.24	324	4	9749.469	-2812950.226
22	WBJV08	D0	New	MR	Pass	Pxnt	243.00	1.00	1472	691	-	127	2.29	229	3	8072.823	-2813337.816
23	WBJV10	D1	New	MR	Pass	FPP	421.42	1.00	1312	523	74	143	2.05	205	3	9358.783	-2813598.879
24	FG29	D0	RR	MR	Pass	CR	467.70	1.00					1.97	197	4	9749.469	-2812950.226
25	WBJV14	D0	New	MR	Pass	Pxnt	235.65	1.00	926	328	22	73	1.35	135	3	8511.950	-2813841.210
26	WBJV09	D1	New	MR	Pass	Htz	265.07	1.00	655	342	-	19	1.02	102	3	5733.700	-2811297.983
27	WBJV12	D0	New	MR	Pass	Pxnt	64.22	1.00	340	143	0	2	0.49	49	3	7999.966	-2814091.185

28	WBJV10	D0	New	MR	Not Recognized	FPP	426.82	1.00	56	26	0	0	0.08	8	3	9358.783	-2813598.879
29	ELN11	D0	New	MR	Disturbed	CR	198.82	-	-	-	-	-	-	-	4	9072.615	-2813762.491
30	WBJV03	D0	New	MR	Faulted	-	-	-	-	-	-	-	-	-	3	9215.668	-2812492.532
31	WBJV04	D0	New	MR	Faulted	-	-	-	-	-	-	-	-	-	3	8971.993	-2813587.188
32	WBJV05	D0	New	MR	Faulted	-	-	-	-	-	-	-	-	-	3	8309.380	-2812942.636
33	WBJV07	D0	New	MR	Disturbed	CR	245.71	-	-	-	-	-	-	-	3	8322.021	-2813639.167
34	WBJV09	D0	New	MR	Rejected	Htz	-	-	-	-	-	-	-	-	3	5733.700	-2811297.983
35	WBJV11	D0	New	MR	Disturbed	CR	382.11	-	-	-	-	-	-	-	3	8275.241	-2813317.472

Explanation to Table
*1: Defl. Reads Deflection, which is a secondary hole drilled out of the mother hole
*2: New is an indication of the new and additional information in addition to the information used for the Resource calculation {RR = Resource Report, PR = Press Released and New = New Data]
*3: Reef shows MR which indicates Merensky Reef
*4: Within the Comments, pass means that the QA/QC is passed, Faulted means that the Reef was displaced by a geological fault
Disturbed means that the reef is present but not of a quality so as to pass a QA test
*5: Assay Method indicates either "4" elements (Pt, Pd, Rh + Au) or "3" elements (Pt, Pd + Au)
*6: The coordinate system is the WG29 local grid system.

For further information contact:
R. Michael Jones, President or John Foulkes, Manager Corporate Development Platinum Group Metals Ltd., Vancouver Tel: (604) 899-5450 / Toll Free: (866) 899-5450	Larry Roth Roth Investor Relations, NJ Tel: (732) 792-2200

The TSX has not reviewed and does not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

Note to U.S. Investors: Investors are urged to consider closely the disclosure in our Form 20F, File No. 0-30306, available at our office:  Suite 328-550 Burrard Street, Vancouver BC, Canada, V6C 2B5 or from the SEC: 1(800) SEC-0330.